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                                                                    EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION

    The following table sets forth Avaya Inc.'s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion derived from our unaudited consolidated financial statements for the nine months ended September 30, 1996, our audited consolidated financial statements for the fiscal years ended September 30, 1997, 1998, 1999 and 2000, and our unaudited consolidated financial statements for the nine months ended June 30, 2001 and 2000. Except for our financial statements as of and for the nine months ended June 30, 2001, our consolidated financial statements have been derived from the financial statements and accounting records of Lucent Technologies Inc. using the historical results of operations and historical basis of the assets and liabilities transferred to us from Lucent. We believe the assumptions underlying the consolidated financial statements are reasonable. The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion prior to September 30, 2000 may not be indicative of our future performance as an independent company.

    In reviewing the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion, please note the following:

    - In fiscal 1996, we changed our fiscal year end from December 31 to September 30.

    - For the nine months ended September 30, 1996, the computation of ratio of earnings to combined fixed charges and preferred stock accretion does not include the interest portion of rental expense as we were unable to derive rental expense from the historical financial statements. The consolidated financial statements for such period were prepared using the historical basis of assets and liabilities and historical results of operations related to Lucent's businesses. These businesses were transferred to Lucent from AT&T Corp. as result of its separation from AT&T in September 1996, and then transferred to us from Lucent in September 2000.

    - On September 30, 2000, we were spun off from Lucent pursuant to a distribution of all outstanding shares of our common stock to Lucent shareowners. Although our consolidated statements of operations include interest expense for each of the respective years, our balance sheets prior to the distribution do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to finance its operations. The interest rates used equate to an estimate of what we believe we would have obtained with a "BBB" rating, our current long term debt rating by Standard & Poor's. Average debt balances utilized for the interest expense calculation include an estimate of the amount of financing thought to be needed to historically fund our operations. These estimates were determined based upon the cash flows for each of the periods and do not necessarily reflect the level of financing we will incur as a stand-alone company.

    - On September 30, 2000, we assumed $780 million of commercial paper from Lucent, which largely represents the portion of Lucent liabilities that Lucent determined should be attributed to us. As of June 30, 2001, we repaid approximately $142 million of the commercial paper.

    - On October 2, 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. For the nine months ended June 30, 2001, we recorded a $19.8 million reduction in retained earnings representing the amount accreted on the Series B preferred stock for the dividend period.
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                                   AVAYA INC.
    STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

                                      NINE MONTHS   NINE MONTHS                                                NINE MONTHS
                                         ENDED         ENDED              YEAR ENDED SEPTEMBER 30,                ENDED
                                       JUNE 30,      JUNE 30,     -----------------------------------------   SEPTEMBER 30,
                                         2001          2000         2000       1999       1998       1997         1996
                                      -----------   -----------   --------   --------   --------   --------   -------------
EARNINGS
Income (Loss) Before Income Taxes...    $  (29)       $  277       $ (448)    $  307     $  240     $   82       $  176
Less:
  Interest Capitalized During the
    Period..........................         4             2            2         --         --         --           --
Add:
  Fixed Charges.....................        84           105          137        139        125         81           46
                                        ------        ------       ------     ------     ------     ------       ------
TOTAL EARNINGS AVAILABLE............    $   51        $  380       $ (313)    $  446     $  365     $  163       $  222

FIXED CHARGES
Total Interest Expense Including
  Capitalized Interest..............    $   34        $   61       $   78     $   90     $   94     $   59       $   46
Interest Portion of Rental Expense
  (1)...............................        50            44           59         49         31         22           --
                                        ------        ------       ------     ------     ------     ------       ------
TOTAL FIXED CHARGES.................    $   84        $  105       $  137     $  139     $  125     $   81       $   46
Add:
  Accretion of Series B Preferred
    Stock...........................        24(3)         --           --         --         --         --           --
                                        ------        ------       ------     ------     ------     ------       ------
TOTAL COMBINED FIXED CHARGES AND
  PREFERRED STOCK ACCRETION.........    $  108        $  105       $  137     $  139     $  125     $   81       $   46
RATIO OF EARNINGS TO FIXED
  CHARGES...........................       N/A(4)        3.6          N/A(2)     3.2        2.9        2.0          4.8
                                        ======        ======       ======     ======     ======     ======       ======
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  ACCRETION.........................       N/A(4)        3.6          N/A(2)     3.2        2.9        2.0          4.8
                                        ======        ======       ======     ======     ======     ======       ======

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(1) For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million, due to a pre-tax business restructuring charge of $684 million.

(3) Amount represents pre-tax earnings required to cover the preferred stock accretion requirement of $19.8 million for the nine months ended June 30, 2001. This amount is calculated by dividing the preferred stock accretion requirement by the reciprocal effective income tax rate from continuing operations of 16.3% for the period.

(4) For the nine months ended June 30, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $33 million and $57 million, respectively, due to a pretax business restructuring charge of $271 million.